US Dept. of Homeland Security Sponsored Evaluation Confirms Superior
Performance of Response Biomedical’s RAMP® Anthrax Test

Only RAMP Meets New Standards For Rapid Anthrax Detection

Vancouver, British Columbia, November 10, 2004 – Response Biomedical Corp. (TSX-V: RBM) today announced the Company’s RAMP® Anthrax Test is the only rapid biological detection system to meet the new performance standards introduced by AOAC INTERNATIONAL for rapid immunoassay-based anthrax detection systems. Following rigorous independent evaluation, funded by the US Department of Homeland Security (DHS), the RAMP Anthrax Test is now laboratory tested and approved as both an AOAC

Performance Tested Methods (PTM) and Official Methods of Analysis (OMA).

“AOAC INTERNATIONAL uses a time tested and exceptionally rigorous process in evaluating analytical methodology. The RAMP system performed well in this rigorous evaluation, and that says quite a lot about it. AOAC and DHS are working rapidly to ensure that the RAMP System will be a very useful tool for first responders,” stated E. James Bradford, Ph.D., Executive Director, AOAC INTERNATIONAL.

“We applaud DHS for commissioning a definitive evaluation and facilitating the introduction of prescribed performance standards to enable first responders to make informed purchasing decisions,” states Bill Radvak, President and CEO, Response Biomedical Corp. “The broad publication of these results which unequivocally demonstrate RAMP’s market-leading performance will ensure that emergency responders and corporate America have immediate access to the very best technology available, providing enhanced protection and peace of mind to millions of Americans, public safety personnel and corporations.”

About the Task Force on Bacillus Anthracis, funded by the U.S. Department of Homeland Security

Shortly after September 11th terrorist attacks, the U.S. was faced with an outbreak of anthrax. Accurate and reliable methods were needed to detect B. anthracis in order to protect public health. The Department of Homeland Security recognized the need for an independent evaluation of these methods and in June 2003, partnered with AOAC INTERNATIONAL to fund the validation of existing methods for B. anthracis. A task force was formed that included representatives from industry, academia, and many government agencies to help in the selection of the methods and design of the studies.

Five rapid immunoassay-based anthrax field tests have undergone comprehensive validation through the AOAC harmonized Performance Tested MethodsSM program, which provides an independent third-party review of test kit performance claims. RAMP has the exclusive designation of being the only commercially available system to meet the new standards for rapid and reliable anthrax detection.

In studies designed by AOAC scientists and implemented at U.S. Army Dugway Proving Grounds in Utah, RAMP was demonstrated to reliably detect Bacillus anthracis isolates representing a wide variety of geographic sources and physical variants. The specificity of RAMP was also demonstrated in evaluations to confirm that it would not cross react with non-Bacillus anthracis bacteria. To judge the accuracy of the data generated, AOAC organized 12 laboratories nationwide to assess RAMP’s performance using identical samples. The RAMP test performed well in the collaborative study, and little variation was seen in the data produced by the 12 laboratories.

For more detailed information, please visit http://www.aoac.org/ILM/sept_oct_04/homeland_partners.htm

About AOAC INTERNATIONAL:
AOAC INTERNATIONAL is a 120 year-old not-for-profit scientific association committed to worldwide confidence in analytical results. With more than 3700 members, AOAC has global brand recognition. The result of the work of AOAC communities, staff, and network of volunteers are AOAC® Official MethodsSM, the “gold standard” of methods accepted and recognized by regulatory agencies and organizations worldwide. In fact, many AOAC methods are specifically required in the enforcement of some state, provincial, municipal, and local laws and many federal food standards worldwide. For more information, please visit www.aoac.org.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb	Nancy Broadbent
Director, Corporate Communications	Senior Associate	Media Liaison
Response Biomedical Corp.	The Trout Group LLC	AOAC INTERNATIONAL
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23	Tel: (202) 250-8142
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com	Email: nan0604@msn.com